Exhibit 99.2

FOR IMMEDIATE RELEASE	Wednesday, January 27, 2010
(All amounts in U.S. dollars).

CELESTICA INC. TO REDEEM ITS

7.625% SENIOR SUBORDINATED NOTES DUE 2013

TORONTO, Canada — Celestica Inc. (“Celestica”) (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that it will exercise its option to redeem all of its outstanding 7.625% Senior Subordinated Notes due 2013 (the “2013 Notes”).

The outstanding principal amount of the Notes is $223.1 million.  In accordance with the terms of the Notes, the redemption will be at a price of 103.813% of the principal amount, together with accrued and unpaid interest to the redemption date.

The redemption will be funded out of the company’s existing cash resources. Giving effect to the redemption of the 2013 Notes at December 31, 2009, the company would have had approximately $706 million in cash and no long-term debt outstanding. The company expects to complete the redemption in the first quarter of 2010. The redemption will reduce the company’s annual net interest expense by approximately $17 million.

The CUSIP number of the 2013 Notes is 15101QAC2.  The Bank of New York Mellon (as successor to JPMorgan Chase Bank) is the Trustee pursuant to the Indenture dated June 16, 2005.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

Statements contained in this press release which are not historical facts, including those relating to the redemption of the Notes and the expected benefits of such redemption, are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation.  Forward looking statements are not guarantees of future performance.  Risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.  Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211

media@celestica.com

clsir@celestica.com